UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 16, 2026

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: elisehong@jecleantech.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

JE Cleantech Holdings Limited, a Cayman Islands exempt company (the “Company” or “JEC”), held its Annual General Meeting of Members at 4:30 p.m. local time, on October 16, 2026 at the office of the Company located at 3 Woodlands Sector 1, Singapore 738361 for the following purposes:

(1)

To elect each of the following five (5) persons to serve as directors of the Company in their respective capacities until the next annual general meeting of Members and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director and Khoo Su Nee, Joanne, Independent Non-Executive Director;

(2)	To approve as an ordinary resolution, the ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and

(3)	To consider and act upon such other business as may properly come before the Annual Meeting or any adjournments thereof.

Only Members of record at the close of business on September 18, 2026 holding either Class A Ordinary Shares or Class B Ordinary Shares were entitled to notice of and to vote at the Annual General Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

On October 16, 2026, the Company’s Annual General Meeting of Members was held at 4:30 p.m. local time, at the office of the Company located at 3 Woodlands Sector 1, Singapore 738361. The results of the Annual General Meeting were as follows:

(1)

The following five (5) persons were elected to serve as directors of the Company until the next annual general meeting of Members and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Karmjit Singh, Independent Non-Executive Director, Tay Jingyan, Gerald, Independent Non-Executive Director and Khoo Su Nee, Joanne, Independent Non-Executive Director; and

(2)	The ordinary resolution to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 was duly adopted.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: October 16, 2026	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary